Exhibit 8.1
[Letterhead of Muldoon Murphy & Aguggia LLP]

April 27, 2007

Board of Directors
Beneficial Mutual Bancorp, Inc.
510 Walnut Street
Philadelphia, Pennsylvania 19106

Ladies and Gentlemen:

You have asked our opinion regarding certain federal and Pennsylvania income tax consequences of the proposed minority stock issuance (the “Offering”) by Beneficial Mutual Bancorp, Inc., a federally chartered mid-tier holding company (the “Company”), pursuant to a Plan of Stock Issuance adopted by the Company’s Board of Directors on November 30, 2006 and amended and restated on March 8, 2007 (the “Plan”). All other capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan.

In connection with the opinions expressed below, we have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of the Plan, the Prospectus and of such corporate records of the parties to the Offering as we have deemed appropriate. We have assumed that such factual representations are true and that the parties to the Offering will act in accordance with the Plan. We express no opinion concerning the effects, if any, of variations from the foregoing.

In issuing the federal income tax opinions set forth below, we have referred solely to existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations thereunder, current administrative rulings, notices, procedures and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below.

In issuing the state tax opinions set forth below, we have referred solely to those taxes specified in this opinion letter and specifically do not include any opinions with respect to any other taxes imposed by the Commonwealth of Pennsylvania or any other subdivision thereof, or imposed by states other than Pennsylvania or local jurisdictions of such states. In addition, the state income tax opinions herein specifically do not include an opinion with respect to tax liabilities in connection with events after the Offering.

Board of Directors
Beneficial Mutual Bancorp, Inc.
April 27, 2007

Federal Income Tax Consequences

Based on and subject to the foregoing, it is our opinion that, for federal income tax purposes, under current tax law:

(1)
it is more likely than not that the fair market value of the non-transferable subscription rights to purchase shares of common stock of the Company to be issued to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members (the “Subscription Rights”) is zero and, accordingly, that no income will be realized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members upon the issuance to them of the Subscription Rights (Section 356(a) of the Code) or upon the exercise of the Subscription Rights (Rev. Rul. 56-572, 1956-2 C.B. 182);

(2)
it is more likely than not that the tax basis to the holders of shares of common stock purchased in the Offering pursuant to the exercise of the Subscription Rights will be the amount paid therefore, and that the holding period for such shares of common stock will begin on the date of completion of the Offering (Section 1012 of the Code); and

(3)	the holding period for shares of common stock purchased in the Community Offering or Syndicated Community Offering will begin on the day after the date of the purchase (Section 1223(6) of the Code).

The opinions set forth in (1) and (2) above are based on the position that the Subscription Rights do not have any market value at the time of distribution or at the time they are exercised. Whether Subscription Rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. The Internal Revenue Service will not issue rulings on whether Subscription Rights have a market value. We are unaware of any instance in which the Internal Revenue Service has taken the position that non-transferable subscription rights issued by a converting financial institution have a market value. The Subscription Rights will be granted at no cost to the recipients, will be non-transferable and of short duration, and will afford the recipients the right only to purchase the Company’s common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock. We believe that it is more likely than not (i.e., that there is a more than 50% likelihood) that the Subscription Rights have no market value for federal income tax purposes.

State Income Tax Consequences

Pennsylvania Personal Income Tax (“PIT”) is imposed on specified categories of income received by individuals. Examples of categories of income subject to the PIT is compensation, net profits from the operation of a business, profession or other activity and net gains from the sale, exchange or other disposition of real or personal property (72 Pa. Cons. Stat. § 7303(a)).

Board of Directors
Beneficial Mutual Bancorp, Inc.
April 27, 2007

Insofar as Pennsylvania generally follows the federal tax treatment of specific items of income, it is our opinion that, it is more likely than not, that the tax consequences of the Offering will be the same for Pennsylvania personal income tax purposes as for federal income tax purposes.

* * *

This opinion is given solely for the benefit of the Company and Eligible Account Holders, Supplemental Eligible Account Holders, Other Members and other investors who purchase pursuant to the Plan, and may not be relied upon by any other party or entity or referred to in any document without our express written consent.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal and Tax Opinions” in the Prospectus, which is part of the Registration Statement as such may be amended or supplemented, or incorporated by reference in any Registration Statement covering additional shares of common stock to be issued or sold under the Plan that is filed pursuant to Rule 462(b) of the Act. In giving such consent, we do not hereby admit that we are experts or are otherwise within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

This opinion addresses all of the material federal income tax consequences associated with the offering as of the date hereof. We assume no obligation to revise or supplement this opinion should the present United States federal income tax laws be changed by any legislation, judicial decisions or otherwise.

Very truly yours, MULDOON MURPHY & AGUGGIA LLP /s/ Muldoon Murphy & Aguggia LLP